Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

JAGUAR LAND ROVER REPORTS DECEMBER RETAIL SALES UP 1.3%

Whitley, UK, 10 January 2020 – Jaguar Land Rover reported retail sales of 52,814 vehicles for December 2019, 1.3% up on the previous year.

For the month of December, Jaguar Land Rover retail sales were boosted by China (up 26.3% year-on-year), a sixth successive month of double-digit growth. This offset lower sales in North America (-1.1%), UK (-2.9%), Europe (-5.3%) and in Overseas markets (-7.6%). The new Range Rover Evoque continues to perform very well (up 33.2%) and the refreshed Land Rover Discovery Sport is gaining traction (up 19.6%). Sales of the Land Rover Discovery were also up, while other models were lower.

For the quarter to December 2019, Jaguar Land Rover retail sales were 141,222, down 2.3% year-on-year, reflecting similar market and model trends. Sales were up in China (24.3%) and North America (1.1%), but were offset by lower sales in the UK (-11.9%), Europe (-10.1%) and overseas markets (-11.5%). Sales were up for the new Evoque (30.0%) and the refreshed Land Rover Discovery Sport (9.2%) as well as the Land Rover Discovery (4.3%) and the Range Rover Sport (2.5%), while sales of other models were down.

For the calendar year 2019, Jaguar Land Rover retail sales were 557,706, down 5.9% compared to 2018. This reflects the currently more challenging industry conditions across markets with sales down in China (-13.5%), Overseas Regions (-14.2%), Europe (-4.9%) and the UK (-1.7%). However, the double-digit sales growth in China over the last six months has been encouraging, as has been the record sales achieved in North America (up 1.8%). Sales of the newer Range Rover Evoque, Jaguar E-PACE and multiple award-winning I-PACE as well as the established Range Rover Sport were up for the year, while sales of other vehicles were impacted by the generally weak market conditions and model changeover in the case of the new refreshed Discovery Sport.

Felix Brautigam, Jaguar Land Rover Chief Commercial Officer, said:

“2019 was a year of two halves for Jaguar Land Rover. Over the last six months we saw a marked improvement in China, where intensive work with our retailers, combined with significant process and product improvements are starting to gain traction. Elsewhere, adverse market conditions continued to affect the industry, but encouragingly in North America we closed 2019 successfully with a new record year.

“Following a record 2018, Jaguar sales were down in 2019. In increasingly challenging market conditions we chose not to weaken the iconic Jaguar brand through chasing volume at any cost. Nonetheless, key product highlights increased interest and, for example, created demand for our award-winning electric I-PACE, World Car of the Year 2019. Sales of our first Jaguar compact crossover, the sporty E-PACE, were also up on the previous year and, in

December, we unveiled the new Jaguar F-TYPE to very positive response from the media and market. This underlines the breadth of our portfolio, from agile yet luxurious sedans to sporty crossovers and fully-fledged sports cars. All true Jaguars, cars that turn Ordinary into Extraordinary.

“For Land Rover, our new Range Rover Evoque continued to draw customer demand and sales of the Range Rover Sport increased in 2019. Solid growth for Land Rover overall in the October to December quarter was a promising sign. As we enter 2020 our comprehensively updated best-selling Land Rover Discovery Sport is now available in all regions and poised for growth. We also look forward to the start of retail sales for the New Defender, the world’s most iconic 4X4.

“Innovation for both Jaguar and Land Rover is impressive. We already offer electrification on many of our car lines, be that mild-hybrid, plug-in hybrid or battery electric, and we are on track to provide electrified options on all our new vehicles from this year, giving our customers a wide choice. State-of-the-art driver assistance systems and full connectivity with Software-Over-The-Air capability are also a given with all our new cars. We are confident that our comprehensive strategy, exciting pipeline of market-leading vehicles and innovative approach to technology and mobility will see us continue to progress towards our Destination Zero mission.”

In 2019, 6% of Jaguar Land Rover’s global sales were either fully-electric or with plug-in hybrid electric powertrains. In the UK, for example, 4% of the company’s sales were electric (BEV) and 4% plug-in hybrid, more than double the overall market take-up, with 23% of all Range Rovers and 20% of all Range Rover Sport vehicles being plug-in hybrids.

Jaguar Land Rover was the first company to launch a premium all-electric performance SUV, the multiple award-winning Jaguar I-PACE that was revealed in 2018. In addition, plug-in hybrid variants are already offered on the flagship Range Rover and Range Rover Sport and will be available on the Land Rover Discovery Sport, Range Rover Evoque, as well as the recently-revealed New Defender vehicles in 2020. All of these vehicles feature mild-hybrid electrification options from launch.

Sales data summary

ENDS

About Jaguar Land Rover

Jaguar Land Rover is the UK’s largest automotive manufacturer, built around two iconic British car brands: Land Rover, the world’s leading manufacturer of premium all-wheel-drive vehicles; and Jaguar, one of the world’s premier luxury sports saloon and sports car marques.

At Jaguar Land Rover, we are driven by a desire to deliver class-leading vehicles, which will provide experiences our customers will love, for life. Our products are in demand around the globe. In 2019 Jaguar Land Rover sold 557,706 vehicles in 127 countries.

We support around 260,000 people through our retailer network, suppliers and local businesses. At heart we are a British company, with two major design and engineering sites, three vehicle manufacturing facilities, an Engine Manufacturing Centre and soon to be opened Battery Assembly Centre. We also have vehicle plants in China, Brazil, India, Austria and Slovakia. We have seven technology hubs. In the UK these are based in Manchester, Warwick (NAIC) and London. Globally these are located in Shannon, Ireland, Portland, USA, Budapest, Hungary and Changshu, China.

We have a portfolio of electrified products across our model range, embracing fully electric, plug-in hybrid and mild hybrid vehicles as well as continuing to offer the latest diesel and petrol engines. From 2020 all new Jaguar and Land Rover vehicle models offer the option of electrification, giving our customers even more choice.

Jaguar Land Rover PR social channels:

- Twitter: https://twitter.com/jlr_news?lang=en @JLR_News

For more information visit www.media.jaguarlandrover.com or contact:

Joan Chesney, Communications Manager

E:  jchesney@jaguarlandrover.com

T: +44 (0) 7467 448229

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.